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                                                                       EXHIBIT 5

                               QUARLES & BRADY LLP
                            411 EAST WISCONSIN AVENUE
                            MILWAUKEE, WI 53202-4497




                                NOVEMBER 8, 2000


Bank Mutual Corporation
4949 West Brown Deer Road
Brown Deer, Wisconsin 53233

Ladies and Gentlemen:

         We are providing this opinion in connection with the Registration Statement of Bank Mutual Corporation (the "Company") on Form S-8 (the "Registration Statement") to be filed under the Securities Act of 1933, as amended (the "Act"), with respect to the proposed sale by the Company of up to 700,000 shares of Common Stock, par value $.01 per share ("Shares"), of the Company pursuant to the Mutual Savings Bank Savings and Investment Plan and the First Northern Savings Bank 401(k) Savings Plan. On November 1, 2000, First Northern Capital Corporation ("First Northern") was merged into the Company pursuant to an Agreement and Plan of Merger by and among the Company (as assignee), Mutual Savings Bank and First Northern dated as of February 21, 2000 (the "Merger Agreement").

         We have examined: (i) the Registration Statement; (ii) the Company's Charter and Bylaws; (iii) the Merger Agreement; (iv) the Plan; (v) the corporate proceedings relating to the authorization for the sale of the Shares pursuant to the Plan in accordance with the Merger Agreement; and (vi) such other documents and records and such matters of law as we have deemed necessary in order to render this opinion.

         On the basis of the foregoing, we advise you that, in our opinion:

         1. The Company is a corporation duly incorporated and validly existing under the laws of the United States.

         2. The Shares to be sold from time to time pursuant to the Plan which are original issuance shares, when issued and paid for as contemplated by the Registration Statement and the Plan, will be validly issued, fully paid and nonassessable by the Company, subject to the personal liability which may be imposed on shareholders by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts owing to employees for services performed, but not exceeding six months service in any one case. Although Section 180.0622(2)(b) provides that such personal liability of shareholders shall be "to an amount equal to the par value of shares owned by them respectively, and to the consideration for which their shares without par value was issued," the Wisconsin Supreme Court, by a split decision without a written opinion, has affirmed a judgment holding shareholders of a corporation liable under the substantially identical predecessor statute in effect prior to January 1, 1991 (Section 180.40(6)) for unpaid employee wages to an amount equal to the consideration for which their par value shares were issued rather than the shares' lower stated par value. Local 257 of Hotel and Restaurant Employees and Bartenders International Union v. Wilson Street East Dinner Playhouse, Inc., 126 Wis. 2d 284, 375 N.W.2d 664 (1985) (affirming the 1983 decision of the Circuit Court for Dane County, Wisconsin, in Case No. 82-CV- 0023). The Wilson Street East case was subsequently overturned on other grounds.





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Bank Mutual Corporation
November 8, 2000
Page No. 2



         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving consent, we do not admit that we are "experts" within the meaning of Section 11 of the Act, or that we come within the category of persons whose consent is required by Section 7 of the Act.


                                                Very truly yours,



                                                QUARLES & BRADY LLP